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09059468

NITEDSTATES
DEXCHANGECOMMISSION
ngton, D.C. 20549

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SEC Mail Processing Section

MAR 02 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33862

8-33862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rodman + Renshaw LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Horin 212-356-0545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) NEW York (City) NEW YORK (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J Horin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rodman & Renshaw, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

GREGORY R. DOW
Notary Public, State of New York
My Commission Expires April 22, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RODMAN & RENSHAW, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Rodman & Renshaw, LLC:

We have audited the accompanying consolidated statement of financial condition of Rodman & Renshaw, LLC and Subsidiary (the Company), a wholly owned subsidiary of Rodman & Renshaw Capital Group, Inc., as of December 31, 2008, and the related consolidated statements of operations, changes in member's equity and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rodman & Renshaw, LLC and Subsidiary as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 19 through 21 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934, as amended. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

February 26, 2009

RODMAN & RENSHAW, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)
Consolidated Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 16,205,251
Financial instruments owned, at fair value	8,277,399
Private placement and other fees receivable	1,820,930
Deposit with clearing broker	111,779
Due from clearing broker	881,898
Prepaid expenses	246,334
Property and equipment, net	1,363,916
Due from parent and affiliates, net	7,138,228
Other assets	2,511,422
Intangible assets	655,312
Total Assets	$ 39,212,469
Liabilities and Member's Equity	
Liabilities	
Accrued compensation payable	$ 4,232,194
Accounts payable and accrued expenses	5,136,297
Financial instruments sold, not yet purchased, at fair value	62,409
Total Liabilities	9,430,900
Commitments and contingencies	
Member's Equity	29,781,569
Total Liabilities and Member's Equity	$ 39,212,469

The accompanying notes are an integral part of these consolidated financial statements.

RODMAN & RENSHAW, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)
Consolidated Statement of Operations for the Year Ended December 31, 2008

Revenues:		
Investment banking	$	49,022,425
Principal transactions		(7,597,877)
Commissions		6,491,981
Conference fees		2,395,375
Interest and other income		315,187
Total revenues	$	50,627,091
Operating expenses:		
Compensation and benefits		32,782,895
Other employee benefits		640,361
Conference fees		6,186,586
Broker dealer commissions		304,332
Professional and consulting fees		5,226,300
Business development		2,802,298
Advertising		809,311
Communication and market research		2,628,527
Office supplies		560,265
Occupancy and equipment rentals		2,729,373
Clearance and execution charges		424,590
Depreciation and amortization		1,175,052
Impairment of goodwill		11,066,543
Impairment of other intangible assets		1,375,000
Other		1,075,999
Total operating expenses		69,787,432
Loss before income taxes		(19,160,341)
Income tax expense		(217,242)
Net loss	$	(19,377,583)

The accompanying notes are an integral part of these consolidated financial statements.

RODMAN & RENSHAW, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)
Consolidated Statement of Changes in Member's Equity for the Year Ended December 31, 2008

Balance, beginning of the period	$	19,490,088
Contributions		24,064,500
Stock based compensation		5,604,564
Net loss		(19,377,583)
Balance, end of period	$	29,781,569

The accompanying notes are an integral part of these consolidated financial statements.

RODMAN & RENSHAW, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)
Consolidated Statement of Cash Flows for the Year Ended December 31, 2008

Cash flows from operating activities		
Net loss	$	(19,377,583)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		1,175,052
Impairment of goodwill and other intangible asset		12,441,543
Stock based compensation		5,604,564
Deferred taxes, net		217,242
Changes in operating assets and liabilities:		
Financial instruments owned, at fair value		(5,307,579)
Private placement and other fees receivable		(786,350)
Due from clearing broker		1,006,956
Deposit with clearing broker		(1,609)
Prepaid expenses		287,173
Other assets		(2,385,532)
Due from parent and affiliates, net		(2,363,876)
Financial instruments sold not yet purchased, at fair value		(85,254)
Accrued compensation payable		(1,908,646)
Accounts payable and accrued expenses		2,369,227
Net cash used in operating activities		(9,114,672)
Cash flows from investing activities		
Purchases of property and equipment		(1,183,024)
Net cash used in investing activities		(1,183,024)
Cash flows from financing activities		
Contributions from parent		11,292,570
Net cash provided by financing activities		11,292,570
Net increase in cash and cash equivalents		994,874
Cash and cash equivalents – beginning of period		15,210,377
Cash and cash equivalents – end of period	$	16,205,251

Supplemental disclosures of cash flow information

Non-cash investing activities		
Push down of goodwill and other intangible assets related to COSCO from RRCG	$	12,771,930

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

(1) Organization and Nature of Operations

Rodman & Renshaw, LLC (the "Company") is a wholly-owned and principal operating subsidiary of Rodman & Renshaw Holding, LLC ("Holding") which is a wholly-owned subsidiary of Rodman & Renshaw Capital Group, Inc. ("RRCG"). RRCG is a Delaware holding company which, through its various subsidiaries, is engaged in the investment banking business.

The Company is engaged in the business of a broker and dealer as those terms are defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is registered with the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is a full-service investment banking firm specializing in corporate finance and investment banking services to corporations and businesses, the trading and sale of primarily equity securities, as well as proprietary trading for its own account. The Company is committed to fostering the long-term success of emerging growth companies through capital raising, strategic advice, research, and the development of institutional support. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Exchange Act.

(2) Summary of Significant Accounting Policies

(a) Fair Value of Financial Instruments

The Company adopted Statement of Financial Accounting Standard ("SFAS") 157, *Fair Value Measurements*, as of January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. SFAS 157 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between market participants at the measurement date." Additionally, SFAS 157 disallows the use of block discounts on positions traded in an active market and nullifies certain guidance in Emerging Issues Task Force No. 02-3 regarding the recognition of inception gains on certain derivative transactions.

Under SFAS 157, fair value generally is based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Among the factors considered in determining the fair value of financial instruments are discount margins, weighted average spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, as well as other measurements.

Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in principal transactions in the accompanying Consolidated Statement of Operations. Equity interests in certain private equity securities and limited partnership interests are reflected in the Consolidated Financial Statements at fair value, which is often represented at initial cost until significant transactions or developments indicate that a change in the carrying value of the securities is appropriate. This represents the Company's best estimate of exit price as used in SFAS 157. Generally, the carrying values of these securities will be increased or decreased based on company performance in those instances where market values are readily ascertainable by reference to substantial transactions occurring in the marketplace or quoted market prices.

(Continued)

As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company utilizes assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace or able to be derived from observable data or supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category include restricted stock.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. Included in this category are warrants and convertible notes received in conjunction with our investment banking activities, private equity securities and limited partnership interests.

(b) Value of Underwriter and Placement Agent Warrants

As a part of the Company's compensation for its activities as underwriter or placement agent, it may receive warrants exercisable to purchase securities similar to those that are offered and sold in the financing transaction. The adoption of SFAS 157 on January 1, 2008 and recent dynamic market conditions prompted the Company to undertake a comprehensive review of its fair value accounting polices. Upon completion of this review, management determined that the Company's warrants should be valued using the Black-Scholes Option Pricing Model ("Black-Scholes"), rather than a fair value model based on historical entity specific criteria. Management concluded that Black-Scholes provides a measurement tool that is consistent with the definition of "fair value" in accordance with SFAS 157. The model requires management to use five inputs: price, risk-free interest rate, exercise price, time remaining on the warrant and price volatility. When the Company initially receives a new warrant in connection with, or prior to an initial public offering, its calculated volatility factor is based on the volatility of an index of comparable companies, since there is no price history for new publicly traded or private companies. As each warrant approaches its expiration date, its volatility factor is derived primarily from the historical prices of its underlying common stock. Management cannot assure that it ultimately will be able to liquidate any of the Company's warrants in a way that will realize the value attributed to the warrants in the financial statements through the application of Black-Scholes.

The fair value of warrants is recorded in financial instruments owned, at fair value on our Consolidated Statement of Financial Condition. When a new warrant is received, its fair value is included in investment banking revenue on the date on which it is earned. Subsequently, any change in fair value is recorded as principal transactions. When a warrant is exercised, the fair value is adjusted to reflect the value of the securities purchased, net of the exercise price, and the adjustment amount is recorded as income or loss for the relevant period. If a warrant expires unexercised, the fair value is adjusted to zero and the decrease is recorded as a loss in the relevant period.

(Continued)

(c) *Revenue Recognition Policy*

Investment Banking. Underwriting and placement agent revenues and fees from mergers and acquisitions and other financial advisory assignments are recognized in the Consolidated Statements of Operations when the services related to the underlying transaction are completed under the terms of the engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Underwriting and placement agent revenues are presented net of related expenses.

When the Company receives warrants as a component of its compensation for investment banking services, revenue is recognized based on the fair value of those instruments, in accordance with Emerging Issues Task Force ("EITF") 00-8, "Accounting by a Grantee for an Equity Instrument to be Received in Conjunction with Providing Goods or Services." Revenue from the receipt of warrants is recognized on the date the warrants are received based on the estimated fair value of the securities received as estimated using Black-Scholes, which takes into account the exercise price, remaining life of the warrant, the current price and expected volatility of the underlying stock, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant. The following provides details of the Company's investment banking revenue for the year ended December 31, 2008:

Private placement – cash fees	$	28,586,389
Private placement – warrant and note fees		11,745,711
Advisory – cash fees		7,471,214
Underwriting – cash fees		1,219,111
Total investment banking revenue	$	49,022,425

Principal Transactions. Financial instruments owned and financial instruments sold, but not yet purchased (all of which are recorded on a trade-date basis) are carried at fair value with gains and losses reflected in principal transactions on a trade date basis.

Commissions. The Company's sales and trading business generates revenue from equity securities trading commissions paid by customers. Commissions are recognized on a trade date basis.

Conference Fees. The Company receives conference deposits from presenters, which are recorded as a liability and then recognized as revenue when the conference is conducted. The Company also makes advance payments for conference facilities, entertainment and related costs, which are recorded as prepaid expenses and then recognized as expenses when the conference is conducted.

(d) *Principles of Consolidation*

Our general policy is to consolidate all entities in which we own more than 50% of the outstanding voting stock and have control. In addition, in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46R"), we consolidate entities which lack characteristics of an operating entity or business for which we are the primary beneficiary. Under FIN 46R, the primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, directly or implied. In situations where we have significant influence but not control of an entity that does not qualify as a variable interest entity, we apply the equity method of accounting. In those cases where our investment is less than 20% and significant influence does not exist, the investments are carried at fair value. Significant influence generally is deemed to exist when we own 20% to 50% of the voting equity of a corporation, or when we hold at least 3% of a limited partnership interest. If we do not consolidate an entity or apply the equity method of accounting, we account for the investment at fair value.

(Continued)

The accompanying consolidated financial statements include the accounts of the Company and Techvest, LLC ("Techvest"), a variable interest entity under common ownership. Techvest is a New York limited liability company engaged in the business of conducting a conference management business. As of December 31, 2008 Techvest is a dormant company. All material intercompany accounts and transactions have been eliminated in consolidation.

(e) Cash Equivalents

Cash equivalents include highly liquid investments not held for resale with original maturities of three months or less.

(f) Premises and Equipment

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter.

(g) Goodwill and other intangible assets

On June 2, 2008, RRCG consummated the acquisition of all the operating assets of COSCO Capital Management LLC, COSCO Capital Texas LP and Private Energy Securities, Inc. (collectively, "COSCO"), related companies that provide investment banking services to the oil and gas sectors, principally in the United States and Canada.

COSCO was a registered broker dealer. All assets and liabilities of COSCO were merged into the Company as of December 31, 2008. Therefore, goodwill and customer relationships relating to the acquisition of COSCO were "pushed down" from RRCG to the Company in accordance with EITF Issue No. D-97, *Push Down Accounting*, and SEC Staff Accounting Bulletin ("SAB") Topic 5(j), *Push Down Basis of Accounting Required in Certain Limited Circumstances*. As of December 31, 2008, the Company recorded $12.8 million of goodwill and customer relationships as a result of this acquisition.

In accordance with SFAS 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized; instead, it is reviewed for impairment at least annually and written down when impaired.

Intangible assets consist of customer relationships. Customer relationships acquired in a business combination under the purchase method of accounting are recorded at their fair values net of accumulated amortization since the acquisition date. They are amortized over their useful lives estimated to be three years, using the straight line method, which reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used.

Pursuant to the provisions of SFAS 142, the Company reviews its finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of finite-lived intangible asset may not be recoverable. Recoverability of a finite-lived intangible asset is measured by a comparison of its carrying amount to the undiscounted future cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is determined based on discounted cash flows.

(h) Federal and State Income Taxes

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and, accordingly, are not subject to federal or state income taxes. Therefore, no federal and state provision for income taxes has been made in Company's Consolidated Financial Statements. For tax purposes, income or losses are included in the tax returns of RRCG. The company is however subject to the New York City Unincorporated Business Tax of 4% on its taxable income and its income tax accounts have been reflected accordingly.

(Continued)

The Company adopted FIN 48 Accounting for Uncertainty in Income Taxes as of January 1, 2007. As of December 31, 2008, the Company has no uncertain tax positions and accordingly, maintains no tax reserves.

A valuation allowance of $929,793 was recorded at December 31, 2008, and represents the portion of our deferred tax assets for which it is more likely than not that the benefit of such items will not be realized.

(i) Use of Estimates

The preparation of the Company's financial statements is in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(j) Forgivable Loans

During 2008, the Company issued $3.3 million of forgivable loans as a retention vehicle to certain new employees. These loans are subject to a substantive service requirement by the employee and are amortized over a three year service period on a straight-line basis. As of December 31, 2008, the balance of the loans was $2.5 million which is included in other assets on the Consolidated Statement of Financial Condition. The Company recorded $0.8 million of compensation expense during the year ended December 31, 2008 related to the amortization of these loans.

(k) Stock Based Compensation

Effective January 1, 2006, the Company adopted SFAS 123R, *Share Based Payment*, and adopted the modified prospective method with respect to its accounting for the transition to SFAS 123R.

In accordance with SFAS 123R, the fair value of share based awards is estimated on the date of grant based on the market price of the Company's common stock and is amortized as compensation expense on a straight-line basis over the related requisite service periods, which are generally three years.

The Company has historically and generally expected to issue new shares of common stock when satisfying its issuance obligations pursuant to share based awards, as opposed to reissuing common stock from treasury.

(l) Recent Accounting Pronouncements

SFAS 141 (revised). In December 2007, the FASB issued Statement No. 141(revised), *"Business Combinations"* (SFAS 141(R)), which attempts to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement replaces SFAS 141, *"Business Combinations"*. SFAS 141(R) retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the *purchase method*) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also retains the guidance in SFAS 141 for identifying and recognizing intangible assets separately from goodwill. The most significant changes in SFAS 141(R) are: (1) acquisition costs and restructuring costs would now be expensed; (2) stock consideration will be measured based on the quoted market price as of the acquisition date instead of the date the deal is announced; (3) contingent consideration arising from contractual and noncontractual contingencies that meet the more-likely-than not recognition threshold will be measured and recognized as an asset or liability at fair value at the acquisition date using a probability-weighted discounted cash flows model, with subsequent changes in fair value reflected in earnings. Noncontractual contingencies that do not meet the more likely- than-not criteria will continue to be recognized when they are probable and reasonably estimable; and (4) acquirer records 100% step-up to fair value for all assets & liabilities, including the minority interest portion, and goodwill is recorded as if a 100% interest was acquired. SFAS 141(R) is effective January 1, 2009. The Company will evaluate the impact of SFAS 141(R) on its consolidated financial statements when future business acquisitions occur.

(Continued)

SFAS 160. In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the Consolidated Financial Statements within the equity section but separate from the entity's equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, the Company adopted SFAS No. 160 effective January 1, 2009 and does not anticipate that its adoption will have a significant impact on the reporting of its financial position or results of its operations.

SFAS 161. In March 2008, the FASB issued SFAS 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 amends and expands the disclosure requirements of SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for the fiscal years and interim periods beginning after November 15, 2008. The Company adopted SFAS No. 161 effective January 1, 2009 and will reflect the new disclosure requirements in its 2009 consolidated financial statements. SFAS 161 will not impact the Company's consolidated results of operations or financial position as its requirements are disclosure-only in nature.

SFAS 162. In May 2008, the FASB issued SFAS 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for nongovernmental entities (the "Hierarchy"). The Hierarchy within SFAS 162 is consistent with that previously defined in the AICPA Statement on Auditing Standards No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles ("SAS 69"). SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The adoption of SFAS 162 will not have a material effect on the Consolidated Financial Statements because the Company has utilized the guidance within SAS 69.

(3) Financial Instruments, at Fair Value

The following is a summary of the fair value of financial instruments owned and financial instruments sold, not yet purchased, as of December 31, 2008:

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Securities	$ 967,280	$ 62,409
Derivatives	7,310,119	
	$ 8,277,399	$ 62,409

The following is a summary of our financial assets and liabilities that are accounted for at fair value as of December 31, 2008 by level within the fair value hierarchy:

(Continued)

	Level 1	Level 2	Level 3	Total
Assets:				
Financial instruments owned:				
Securities	$ 967,280	$ -	$ -	$ 967,280
Derivatives	-	-	7,310,119	7,310,119
Total financial instruments owned	$ 967,280	$ -	$ 7,310,119	$ 8,277,399
Liabilities:				
Financial instruments sold, not yet purchased	$ 62,409	$ -	$ -	$ 62,409
Total financial instruments sold, not yet purchased	$ 62,409	$ -	$ -	$ 62,409

The following is a summary of changes in fair value of our financial assets classified as Level 3 for the year ended December 31, 2008:

	Derivatives Instruments Assets
Balance, January 1, 2008	$ 2,083,469
Received/ issuances	11,745,711
Change in accounting estimate (1)	9,007,669
Realized and unrealized gain (loss) (1)	(15,526,730)
Balance, December 31, 2008	$ 7,310,119

(1) Reported in principal transactions in the Consolidated Statement of Operations.

(4) Clearing Agreements and Due from Clearing Broker

In April 2005, the Company entered into an agreement with Merrill Lynch, Pierce, Fenner & Smith Inc. to be the Company's primary clearing broker. The agreement was for an initial term of two years and renewed automatically for successive one year terms. This agreement was terminated in January 2009. In January 2009 the Company entered into an agreement with Pershing LLC to serve as its new primary clearing.

At December 31, 2008, due from clearing broker includes fees, commissions receivable and deposit accounts.

(5) Goodwill and Other Intangible Assets

On June 2, 2008, RRCG acquired all the operating assets of COSCO Capital Management LLC, COSCO Capital Texas LP and Private Energy Securities, Inc. (collectively, "COSCO"), related companies that provide investment banking services to the oil and gas sectors, principally in the United States and Canada.

Under the terms of the acquisition agreement, the fixed purchase price is $10.1 million, $8.1 million of which was paid at closing by the delivery of $6.1 million in cash and 1,121,138 shares of restricted common stock of RRCG valued at $2.0 million. The $2.0 million balance of the fixed purchase price is payable over the two year period following the closing date. Additionally, RRCG will pay (a) up to a maximum of $4.0 million over the 21 month period following the closing in respect of certain revenue earned, but not yet received, under contracts being acquired, and (b) certain other incremental payments based upon the acquired business achieving performance targets during the two year period following the closing. In addition, the acquisition of COSCO contained a 21 month contingency for additional contingent consideration to the selling shareholders, based on future revenues. This additional consideration, if any, will be paid annually in a mix of cash and equity.

(Continued)

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of COSCO. Since COSCO was a registered broker dealer and all assets and liabilities of COSCO were merged into the Company as of December 31, 2008, goodwill and customer relationship relating to the acquisition of COSCO were "pushed down" from RRCG to the Company. The Company completed its purchase price allocation by December 31, 2008 which resulted in a reclassification of $2.5 million, or 19.7%, from goodwill to customer relationship intangibles.

As of December 31, 2008, the Company recorded $12.8 million of goodwill and customer relationships as a result of this acquisition, which included additional consideration of $2.3 million under the terms of the agreement and $0.4 million of acquisition costs. The results of COSCO's operations have been included in the Consolidated Financial Statements since June 2, 2008.

Customer relationships intangibles in the amount of $2.5 million are amortized using the straight-line method over a three year period. The Company recorded amortization expense of $0.5 million for the year ended December 31, 2008.

In light of market conditions, the Company performed an impairment test during the first quarter of 2008 which resulted in the recognition of a goodwill impairment charge of $0.8 million related to its Techvest subsidiary. In addition, the Company performed an impairment test of goodwill as of December 31, 2008 which resulted in the recognition of an impairment charge of $10.3 million related to COSCO.

Management performed an impairment test of the customer relationship intangibles as of December 31, 2008, which resulted in the recognition of impairment charge of $1.4 million.

Goodwill and customer relationship intangibles are treated as a non-allowable asset for regulatory purposes. Therefore, any impairment of these assets did not affect the Company's net capital.

The following table represents a summary of the changes to goodwill and other intangible assets from January 1, 2008 through December 31, 2008:

	Goodwill	Customer Relationship	Total
Balance, January 1, 2008	$ 815,000	$ -	$ 815,000
Additions	10,251,543	2,520,387	12,771,930
Impairment	(11,066,543)	(1,375,000)	(12,441,543)
Amortization	-	(490,075)	(490,075)
Balance, December 31, 2008	$ -	$ 655,312	$ 655,312

(6) Related Party Transactions

During the year ended December 31, 2008, the Company paid and received funds from RRCG and various affiliates in the ordinary course of business. As of December 31, 2008, due to RRCG was $2,197,227 and due from the other various affiliates was $9,335,455.

(7) Premises and Equipment

Premises and equipment is comprised of the following as of December 31, 2008:

	Amount
Computer and office equipment	$ 1,618,354
Furniture and fixtures	902,144
Leasehold improvements	1,002,236
	3,522,734
Less: accumulated depreciation and amortization	2,158,818
Property and Equipment, Net	$ 1,363,916

Depreciation and amortization expense for the year ended December 31, 2008 related to premises and equipment amounted to $684,977.

(Continued)

(8) Commitments and Contingencies

Lease Commitments

On June 1, 2008, the Company entered into a new lease agreement for approximately 40,300 square feet of office space on the 20th floor at 1251 Avenue of the Americas, New York, NY for a term which commenced in May 2008 and ends in October 2013. The monthly rental fee is $251,875, with five months free rent after the payment of the first monthly lease payment on the commencement date. The monthly rent expense will be $232,500.

The Company's future minimum lease payments for all operating leases are as follows as of December 31, 2008:

	Office Leases	Equipment Leases	Total
2009	$ 3,153,545	$ 8,002	$ 3,161,547
2010	3,138,214	8,002	3,146,216
2011	3,116,755	2,872	3,119,627
2012	3,116,662	-	3,116,662
2013	2,518,750	-	2,518,750

Occupancy and rental expenses amounted to $2,729,373 in 2008.

Litigation

On or about October 18, 2006, we, as claimant, filed a statement of claim with FINRA against Matthew N. Murray ("Murray"), a former research analyst whom we terminated on March 2, 2006 for engaging in unprofessional conduct (Rodman & Renshaw, LLC v. Mathew N. Murray, FINRA Dispute Resolution Arbitration No. 06–04643). The petition at that time asserted claims for defamation, tortious interference with business relations, breach of fiduciary duty, conversion, breach of contract, and prima facie tort. In that proceeding, we seek compensatory damages against Murray of at least $10 million, plus punitive damages of at least $15 million, together with certain injunctive relief. The claims relate to wrongful activities allegedly undertaken by Murray.

On October 6, 2006, we and our senior officers filed an action (the "SDNY Action") in the U.S. Federal District Court for the Southern District of New York (Rodman & Renshaw, LLC, John Borer, Edward Rubin, Michael Vasinkevich, and Wesley K. Clark v. Mathew N. Murray, U.S. District Court, Southern District of New York, 06 CV 8210 (WHP)), alleging various claims for trademark dilution, trademark infringement, cybersquatting, cyberpiracy, and false designation of origin as a result of various websites allegedly created by or at the instance of Murray using, among other things, the given names and surnames of certain of our principals and high ranking employees. The action, among other things, sought permanent injunctive relief restraining Murray from continuing the acts complained of, as well as compensatory and punitive damages, each in the amount of at least $10,000,000. On October 6, 2006, we and the other plaintiffs moved for a temporary restraining order and preliminary injunction seeking an order enjoining Murray from continuing to maintain the offending websites and directing that the sites be taken down and the domain names transferred to us and to the other plaintiffs. Murray signed an order on October 10, 2006, effectively agreeing to all of our demands, which document was so-ordered by the Court on October 11, 2006. On or about October 17, 2006, Murray filed an answer and counterclaims, which he amended on November 14, 2006, for breach of contract, defamation, and declaratory relief, seeking at least $1,000,000 each in compensatory damages and punitive damages in an amount to be determined at trial. Murray also alleges that he was promised an option to purchase two percent "of Rodman" for "book value."

(Continued)

On or about November 17, 2006, the plaintiffs in the SDNY Action moved to sever and dismiss Murray's counterclaims and Murray moved to stay and preliminarily enjoin the FINRA proceeding or, in the alternative, to stay the SDNY Action. The court heard oral argument on the motions on December 21, 2006, and issued an order dated December 22, 2006, declining to stay the FINRA proceeding; declining to sever and dismiss Murray's counterclaims; and directing that the SDNY Action be stayed pending the full adjudication of FINRA proceeding. On April 9, 2007, the statement of claim in the FINRA proceeding was amended to include the claims first set forth in the complaint in the SDNY Action and to include the individual plaintiffs in the SDNY Action as additional claimants in the FINRA proceeding. On May 24, 2007, Murray filed a motion to dismiss the amended statement of claim, as well as an answer and three counterclaims. Two of the counterclaims seek damages for breach of contract of at least $1.0 million; the third counterclaim seeks damages for defamation of at least $1.0 million, plus additional, but unspecified, compensatory and punitive damages, plus expungement of the Form U-5 that we filed in connection with Murray's termination. Murray also seeks a declaration concerning his rights and our conduct in connection with the allegations in his answer and counterclaims and in connection with our right to adjudicate our claims in the arbitration. On August 2, 2007, claimants filed a reply to Murray's counterclaims, an opposition to Murray's motion to dismiss claimants' amended statement of claim and a motion to dismiss two of Murray's counterclaims (the counterclaim seeking damages for breach of contract in connection with Murray's claim that he had been promised an option to purchase two percent "of Rodman" for "book value" and the counterclaim seeking damages for defamation) as well as his claims for declaratory relief. On or about August 31, 2007, Murray filed an opposition to claimants' motion to dismiss his counterclaims and claims for declaratory relief, as well as a reply in further support of his motion to dismiss the amended statement of claim. On December 6, 2007, claimants filed a reply in further support of their motion to dismiss the second and third counterclaims asserted by Murray. On January 14, 2008, claimants filed a second amended statement of claim. On January 16, 2008, Murray filed an answer and motion to dismiss the second amended statement of claim. In December 2007 and January 2008, the Panel denied both parties' motions to dismiss.

Trial hearings began on December 2, 2008, continued on December 3 and 4, 2008, and continuing on January 13, 14, 15, 20, 21, and 22, 2009. Trial hearings are scheduled to continue on the following dates: March 9, 11, and 12, 2009; April 28, 29, and 30, 2009; and June 2, 3, 4, 23, 24, 25, 29, and 30, 2009.

By letter dated April 10, 2006, FINRA advised the Company that it was reviewing matters related to the circumstances surrounding the termination of the former employee and requested that the Company produce documents in connection with that review. By letter dated April 11, 2006, FINRA withdrew its request, to avoid regulatory duplication, upon learning that the SEC was also reviewing the same events. However, in 2007 the Company received certain letters from FINRA requesting certain information, documentation and interviews. The Company produced all information and documentation requested and continues to cooperate fully with FINRA's investigation.

As of February 26, 2009, given the stage of the proceedings, the Company is not in a position to predict or assess the likely outcome of these proceedings.

(9) Net Capital Requirements

The Company is subject to various regulatory requirements, including the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). These regulations place limitations on certain transactions, such as repaying subordinated borrowings, paying cash dividends, and making loans to a parent, affiliates or employees. Broker-dealers are prohibited from such transactions which would result in a reduction of its total net capital to less than 120% of its required minimum net capital. Moreover, broker-dealers are required to notify the SEC before entering into any such transactions, which if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2008, the Company had net capital of $8,361,323, which was $8,111,323 in excess of its required net capital of $250,000.

(Continued)

(10) Stock-Based Compensation

The Company recorded $5,604,564 of stock-based compensation for the year ended December 31, 2008. The unamortized deferred stock-based compensation balance as of December 31, 2008 amounts to $8,831,174 and will be fully amortized through 2011.

A summary of options outstanding as of December 31, 2008 is as follows:

Stock Options	**Number of Options**	**Weighted Average Exercise Price**	**Weighted Average Grant Date Fair Value**	**Weighted Average Remaining Contractual Life**	**Aggregate Intrinsic Value**
Outstanding at December 31, 2007	6,088,072	$ 3.91	$ 1.04		
Granted	--	--	--		
Exercised	150,000	0.22	--		
Canceled	(860,655)	3.78	--		
Outstanding at December 31, 2008	5,077,417	$ 4.04	$ 1.09	4.3 Years	$ 141,027
Exercisable at December 31, 2008	3,721,627	$ 3.79	$ 0.87	3.8 Years	$ 141,027

The fair value of all option grants are estimated on the date of grant using the Black-Scholes option-pricing model.

The total intrinsic value of stock options exercised during 2008 was $95,892. No cash was received from the exercise of stock options by employees during 2008 ("cashless exercise").

Total compensation cost associated with stock options was $2,161,984 in 2008.

The following tables detail the activity of restricted stock:

Restricted Stock	**Number of Shares**	**Weighted Average Grant Date Fair Value**
Balance at December 31, 2007	750,000	$ 5.00
Granted	1,470,238	2.27
Forfeited	(329,365)	2.28
Vested	(132,341)	2.28
Balance at December 31, 2008	1,758,532	$ 3.43

Total compensation cost associated with restricted stock was $2,215,479 in 2008.

The following tables detail the activity of restricted stock units:

(Continued)

Restricted Stock Units	**Number of Shares**	**Weighted Average Grant Date Fair Value**
Balance at December 31, 2007	--	$ --
Granted	5,918,683	0.83
Forfeited	--	--
Vested	--	--
Balance at December 31, 2008	5,918,683	$ 0.83

The RSUs were granted throughout 2008 and have vesting provisions ranging from 20-36 months, with sale restrictions for an additional two years after vesting. The fair value of the RSUs was determined based on a protective put method model using a discount of between 49-63% due to lack of marketability.

Total compensation cost associated with RSUs was $1,227,101 in 2008.

As of December 31, 2008, there was $7,392,236 of total unrecognized compensation cost related to non vested restricted shares and RSUs awards, which is expected to be recognized over a remaining weighted-average vesting period of approximately 1.9 years.

(11) Income Taxes

The components of the deferred tax assets and liabilities at December 31, 2008 were as follows:

Deferred Tax Assets	
Stock-based compensation	$ 309,487
Depreciation	19,516
Intangible Assets	460,584
Accrued Expenses & Deferred Rent	75,618
Net operating loss carryforward	204,812
Total Deferred Tax Assets	1,070,017
Valuation Allowance	(929,793)
Net Deferred Tax Assets	$ 140,224
Deferred Tax Liability	
Unrealized gains on investments	$ 140,224
Net Deferred Tax Assets and Liabilities	-

Income tax (benefit) expense included in the statements of operations is comprised of the following:

Current	
UBT	-
Foreign	-
Total Current Expense	-
Deferred	
UBT	$217,242
Foreign	-
Total Deferred Expense	$217,242
Total	$217,242

(Continued)

The difference between the statutory tax rate of 4% and the effective rate is primarily due to the establishment of a valuation allowance on the net deferred tax assets of $929,793.

Rodman & Renshaw LLC is a single member LLC owned by a limited liability company which is a non-taxable entity for federal and state income tax purposes. The company conducts most of its business in New York City and is subject to the Unincorporated Business Tax ("UBT"). Accordingly, the company records a tax provision, taxes payable and deferred taxes associated with the UBT of 4% of taxable income. The company has UBT net operating loss carryovers of $5,120,308. A valuation allowance of $929,793 was recorded at December 31, 2008, and represents the portion of our deferred tax assets for which it is more likely than not that the benefit of such items will not be realized.

(12) Subsequent Event

On February 9, 2009 RRCG announced that Edward Rubin, the president and a co-founder of Rodman & Renshaw, would succeed Michael Lacovara as chief executive officer.

In accordance with the terms of his employment agreement, in February 2009 the Company paid Mr. Lacovara a termination payment of $475,000. In addition, upon termination of Mr. Lacovara's employment, all share based awards previously granted to him, which include a total of 879,605 RSUs and 750,000 stock options, immediately vested and are subject to the settlement provisions of the respective grant agreements. The vesting of the share based awards resulted in a 2009 expense of approximately $3.2 million.

(Continued)

RODMAN & RENSHAW, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1

		December 31,2008
Member's equity	$	29,781,569
Deductions and charges		
Non-allowable assets:		
Private placement and other fees receivable		1,820,930
Prepaid expenses		246,334
Property and equipment, net		1,363,916
Other assets		2,511,422
Intangible assets		655,312
Due from parent and affiliates, net		7,138,228
Total deductions and charges		13,736,141
Net capital before haircuts on securities positions		16,045,428
Haircuts on securities positions		
Money markets		228,894
Warrants		7,310,119
Common stock		145,092
Total Haircuts on securities positions		7,684,105
Net capital		8,361,323
Computation of alternative net capital requirement		
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation		-
Minimum net capital requirement – electing the alternative method		250,000
Net capital requirement - greater of minimum net capital requirement or 2% of aggregate debit items under the reserve requirement		250,000
Excess net capital	$	8,111,323

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no differences between this computation of Net Capital and the corresponding computations prepared by the Company for inclusion in its unaudited Form X-17A-5, Part II as of December31, 2008.

See accompanying Independent Auditors' Report

(Continued)

Schedule II

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(ii) of the rule.

See accompanying Independent Auditors' Report

(Continued)

RODMAN & RENSHAW, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-1

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(ii) of the rule.

See accompanying Independent Auditors' Report

(Continued)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Rodman & Renshaw, LLC:

In planning and performing our audit of the consolidated financial statements of Rodman & Renshaw, LLC and Subsidiary (the Company), a wholly owned subsidiary of Rodman & Renshaw Capital Group, Inc., as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-12.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to

KPMG

the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2009

KPMG

RODMAN & RENSHAW, LLC AND SUBSIDIARY

(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

As of and for the year ended December 31, 2008